Exhibit 99.1

Fuwei Films (Holdings) Co., Ltd. Enters into an Agreement and Plan of Merger with Baijiayun Limited, a Video SaaS/PaaS, Video Cloud and Software, Video AI and System Solution Provider

BEIJING, China, July 18, 2022 – Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”) and Baijiayun Limited (“Baijiayun”), a video SaaS/PaaS, video cloud and software, video AI and system solution provider, today announced that they have entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Baijiayun will merge with a wholly-owned subsidiary of the Company, with Baijiayun being the surviving entity, and the issued and outstanding share capital of Baijiayun will be cancelled in exchange for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933 (the “Transaction”). Upon consummation of the Transaction, Baijiayun will become a wholly-owned subsidiary of the Company.

Transaction Overview

Upon completion of the Transaction, the existing Baijiayun shareholders and existing Company shareholders will own approximately 96.79% and 3.21%, respectively, of the outstanding shares of the combined company. Immediately prior to the completion of the Transaction, the Company’s ordinary shares will be divided into two classes - Class A ordinary shares and Class B ordinary shares - with different voting powers but equal economic rights. Please refer to the Merger Agreement filed as Exhibits 99.2 hereto for more details.

The Company’s board of directors (the “Board”) has unanimously: (a) approved and declared advisable the Merger Agreement, the other transaction documents and the Transaction, (b) determined that the Merger Agreement, the other transaction agreements and the Transaction are in the best interest of the Company and the Company’s shareholders, and (c) resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement, the other transaction agreements and the Transaction. The board of directors of Baijiayun has approved the Merger Agreement, the other transaction agreements to which it is a party and the Transaction.

The Company and Baijiayun anticipate that the Transaction will be completed in the fourth quarter of 2022, subject to the satisfaction of closing conditions set forth in the Merger Agreement, including among other things, receipt of Company shareholder approval and regulatory approvals (if applicable) and the continuous listing of the Company on the Nasdaq.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety to the full text of the Merger Agreement, which are filed as Exhibits 99.2 hereto.

Baijiayun Overview

Baijiayun and its subsidiaries (“Baijiayun Group”) is a video-centric technology solution provider with core expertise in SaaS/PaaS solutions. Baijiayun Group is committed to delivering reliable, high-quality video experiences across devices and localities and have grown rapidly since the inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun Group offers a wealth of video-centric technology solutions including Video SaaS/PaaS, Video Cloud and Software, Video AI and System Solutions. Baijiayun Group is catered to the evolving communications and collaboration needs of enterprises of all sizes and industry, which makes Baijiayun Group to be a one-stop video technology solution provider.

About Fuwei Films

Fuwei Films conducts its business through its wholly-owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used for packaging food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the equity values, the benefits of the proposed transaction, expected revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company’s reports filed with the U.S. Securities and Exchange Commission which, among other things, include the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China (“China”) conducted by certain countries; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, uncertainty around U.S.-China trade war and its effect on the Company’s operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years; the effect of the announcement of the transaction with Baijiayun on the ability of the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Baijiayun do business, or on the Company’s or Baijiayun’s operating results and business generally; risks that the transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, at all or in a timely manner; risks that the proposed transaction may not close due to prohibition by a governmental entity; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction documents; any material adverse change with respect to the financial position, performance, operations or prospects of the Company or Baijiayun; changes in applicable laws and regulations; risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners; and business disruption following the transaction. The forward-looking information provided herein represents the Company’s estimates as of the date of the press release, and subsequent events and developments may cause the Company’s estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the proxy statement that will be filed with the SEC by the Company in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Baijiayun, the Company and their subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Baijiayun or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

The Company, Baijiayun and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement pertaining to the proposed transaction when it becomes available for the proposed transaction.

Additional Information and Where to Find It

The Company will file with the SEC and mail to its shareholders a proxy statement in connection with the proposed transaction. Investors and security holders are urged to read the proxy statement when it becomes available because it will contain important information regarding the proposed arrangement. You may access the proxy statement (when available) and other related documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. You also may obtain the proxy statement (when it is available) and other documents filed by the Company with the SEC relating to the proposed arrangement for free by accessing the Company’s website at fuweiholdings.com/cn/down.aspx.

For more information, please contact:

In China:

Ms. Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Lucia Domville

Investor Relations

Grayling

Phone: +1-646-824-2856

Email: lucia.domville@grayling.com